     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 9, 2001


                                                      REGISTRATION NO. 333-64438
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2
                                       TO
                                    FORM S-3


                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                            ------------------------

                            SIERRA PACIFIC RESOURCES

             (Exact name of registrant as specified in its charter)

            NEVADA                      88-0198358
 (State or other jurisdiction        (I.R.S. Employer
              of                  Identification Number)
incorporation or organization)

                        P.O. BOX 30150 (6100 NEIL ROAD)
                            RENO, NEVADA 89520-3150
                                 (775) 834-3610

  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                           --------------------------

                           WILLIAM E. PETERSON, ESQ.
         SENIOR VICE PRESIDENT, GENERAL COUNSEL AND CORPORATE SECRETARY
                            Sierra Pacific Resources
                        P.O. Box 30150 (6100 Neil Road)
                            Reno, Nevada 89520-3150
                                 (775) 834-5690

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                           --------------------------

                                WITH COPIES TO:

        WILLIAM C. ROGERS, ESQ.                       J. ANTHONY TERRELL, ESQ.
        Choate, Hall & Stewart                        Thelen Reid & Priest LLP
            53 State Street                              40 West 57th Street
      Boston, Massachusetts 02109                     New York, New York 10019
            (617) 248-5000                                 (212) 603-2000

                           --------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.
                           --------------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is to be a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the registration statement of the earlier effective registration statement for the same offering. [ ]


    If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             SUBJECT TO COMPLETION
                  PRELIMINARY PROSPECTUS DATED AUGUST 9, 2001


PROSPECTUS

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where this offer or sale is not permitted.

                               19,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK
                                 -------------


    Sierra Pacific Resources is selling 19,000,000 shares of common stock with this prospectus. Our common stock is listed on the New York Stock Exchange under the symbol "SRP." The last reported sale price of the common stock on August 8, 2001 was $15.16 per share.


    INVESTING IN THE COMMON STOCK INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 3 OF THIS PROSPECTUS.

                                ----------------

             PER SHARE    TOTAL
             ---------   --------
Public
  offering
  price....      $          $
Underwriting
 discount...     $          $
Proceeds,
  before
  expenses,
  to the
 Company...      $          $

    The underwriters may also purchase up to an additional 2,850,000 shares at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    The shares will be ready for delivery on or about August   , 2001.

                               ------------------

MERRILL LYNCH & CO.
         GOLDMAN, SACHS & CO.
                   LEHMAN BROTHERS
                             A.G. EDWARDS & SONS, INC.

                               ------------------

                The date of this prospectus is August   , 2001.

                               TABLE OF CONTENTS


                                                                PAGE
                                                              --------
Summary.....................................................      1

Risk Factors................................................      3

Forward-Looking Statements..................................      4

Recent Developments.........................................      5

The Company.................................................      6

Regulatory Matters..........................................     14

Selected Consolidated Financial Data........................     18

Capitalization..............................................     19

Use of Proceeds.............................................     19

Price Range of Common Stock and Dividend Policy.............     20

Description of the Common Stock.............................     21

Underwriting................................................     24

Legal Opinions..............................................     27

Experts.....................................................     27

Where You Can Find More Information.........................     27

Incorporation of Information We File with the Securities and
Exchange Commission.........................................     27


                            ------------------------

    You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

                            ------------------------

    In this prospectus, "Sierra Pacific," "we," "us" and "our" refer specifically to Sierra Pacific Resources, the holding company. Nevada Power Company and Sierra Pacific Power Company are referred to in this prospectus as "NPC" and "SPPC," respectively, and together as the "Utilities."

                            ------------------------

    As used in this prospectus, "MW" means megawatts, "MWh" means megawatt hours and "throughput" means combined gas sales and gas transportation volumes.

                            ------------------------


    This prospectus contains limited introductory information regarding Sierra Pacific, the Utilities and certain of Sierra Pacific's other subsidiaries. You should not make any investment decision without considering the information contained in the incorporated documents, as discussed in "Incorporation of Information We File with the Securities and Exchange Commission."

                                    SUMMARY

    This summary provides an overview of the key aspects of the offering. This summary is not complete and does not contain all of the information you should consider before purchasing our common stock. You should read all of the information contained or incorporated by reference in this prospectus carefully, including the "Risk Factors" section and the selected consolidated financial data.

                                  OUR COMPANY

    We are primarily a power and energy provider that operates several regulated subsidiaries. We completed a merger with Nevada Power Company in July 1999 and today are among the fastest growing utilities in the Unites States, serving approximately 95% of Nevada residents and providing electricity and/or gas to approximately 1.04 million customers. Our goal is to translate strong regional economic and customer growth into sustainable earnings growth. In pursuing this goal, we will continue to invest in and optimize our core regulated utility business. Our businesses include: our utilities, NPC and SPPC; Tuscarora Gas Pipeline Company; and Communications and other businesses.

    NEVADA POWER COMPANY is a public utility engaged in the distribution, transmission, generation, purchase and sale of electric energy to approximately 611,000 customers in southern Nevada. NPC has a total generating capacity of 1,964 MW of coal and natural gas/oil fired generating plants and serves customers in southern Nevada, including Las Vegas, Henderson and adjoining areas.

    SIERRA PACIFIC POWER COMPANY is a public utility primarily engaged in the distribution, transmission, generation, purchase and sale of electric energy and natural gas in Nevada. SPPC has a total generating capacity of 1,045 MW of coal and natural gas/oil fired generating plants and provides electricity to approximately 309,500 customers in western, central and northeastern Nevada, including the city of Reno, and the Lake Tahoe region of California. SPPC also provides natural gas to approximately 115,000 customers in the cities of Reno and Sparks, Nevada and the surrounding areas.

    TUSCARORA GAS PIPELINE COMPANY is a 50% joint venture partner with TransCanada Pipeline Limited in the operation of a 229 mile, Federal Energy Regulatory Commission (the "FERC") regulated natural gas pipeline that serves Reno, northern Nevada and northeastern California.

    COMMUNICATIONS AND OTHER: Sierra Pacific Communications ("SPC") was formed to pursue selected telecommunications market opportunities in the Reno and Las Vegas metropolitan areas. In addition, SPC, Touch America and AT&T are partners in the construction of a long-haul fiber-optic network between Salt Lake City, Utah and Sacramento, California. Sierra Pacific also operates several non-utility businesses.

    Our sales for the year ended December 31, 2000 were approximately
$2.3 billion. At December 31, 2000 we had approximately $5.6 billion in assets.

                                  THE OFFERING


The Issuer...........................  Sierra Pacific Resources
                                       6100 Neil Road
                                       Reno, Nevada 89520-3150
                                       Telephone: (775) 834-3610

Common stock offered.................  19,000,000 shares

Approximate number of shares of
  common stock outstanding after the
  offering...........................  97,500,000

Common stock price range: January 1,
  2001 through August 8, 2001........  $10.56--$17.18

Listing..............................  New York Stock Exchange

Symbol...............................  SRP

Use of Proceeds......................  Contribution of capital to our utility subsidiaries to reduce short-term obligations and for general corporate
                                       purposes, which may include the repayment of long-term debt.

Risk Factors.........................  See "Risk Factors" and other information included or incorporated by reference in this prospectus for a
                                       discussion of factors you should carefully consider before deciding to invest in shares of our common stock.



    The number of shares outstanding after the offering is based on our shares outstanding as of June 30, 2001. The number of shares outstanding after the offering assumes that the underwriters' over-allotment option is not exercised. If the underwriters exercise their over-allotment option in full, we will issue and sell an additional 2,850,000 shares and will receive additional proceeds
before expenses of $      . See "Underwriting."

                                  RISK FACTORS

    You should carefully consider the risk factors described below, as well as the other information included or incorporated by reference in this prospectus, before making an investment in our common stock. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known or that we currently believe to be less significant may also adversely affect us.

IF WE ARE UNABLE TO RECOVER DEFERRED PURCHASED POWER AND FUEL COSTS, WE WILL EXPERIENCE AN ADVERSE IMPACT ON CASH FLOW AND EARNINGS.


    Under recent Nevada legislation, purchased power and fuel costs in excess of those included in base rates are deferred as an asset on NPC's and SPPC's balance sheets and are not shown as an expense until recovered from our retail customers. As described in more detail in our Quarterly Report on Form 10-Q for the Quarter ended June 30, 2001, the new legislation requires our utility subsidiaries to file periodic rate cases with the Public Utilities Commission of Nevada ("PUCN") so that the PUCN may verify the prudence of the energy costs and allow the utilities to clear the deferred energy accounts. The legislation also requires the PUCN to act on these cases within a specified time period. Any of these costs determined by the PUCN to have been imprudently incurred cannot be recovered from NPC's and SPPC's customers.


OUR CASH FLOW COULD BE ADVERSELY AFFECTED BY INCREASES IN CUSTOMER DEMAND, DECREASES IN OUTPUT FROM OUR POWER PLANTS OR THE FAILURE OF PURCHASED POWER CONTRACT COUNTERPARTIES TO DELIVER ELECTRICITY THAT WOULD REQUIRE US TO PURCHASE POWER ON THE SPOT MARKET.

    Although our utility subsidiaries have contracted for their expected purchased power requirements through 2001, if weather or other conditions cause retail loads to increase, if our power plants do not operate as planned or if the parties with which we have contracted to purchase power are not able to deliver that power, we could have to spend additional money to buy spot-market power.

WE WILL NEED TO BE ABLE TO ACCESS THE CAPITAL MARKETS TO FINANCE A SIGNIFICANT PORTION OF OUR OPERATING EXPENSES (INCLUDING OUR DEFERRED ENERGY BALANCES) IN ADDITION TO OUR CAPITAL EXPENDITURES.

    We will need to continue to support working capital and capital expenditures through external financing. Our ability to access the capital markets at competitive rates may be affected by adverse developments in power markets and at other utilities in the western United States. Our utility subsidiaries must also obtain regulatory approval in Nevada in order to borrow money or to issue securities and will therefore be dependent on the PUCN to issue favorable orders in a timely manner to permit them to finance their operations and to purchase power and fuel necessary to serve their customers.

ALTHOUGH OUR BOARD OF DIRECTORS RECENTLY DECLARED A DIVIDEND ON OUR COMMON STOCK, WE CANNOT ASSURE YOU THAT FUTURE DIVIDEND PAYMENTS WILL BE MADE OR, IF MADE, IN WHAT AMOUNTS THEY MAY BE PAID.

    Dividends on our common stock are considered periodically by our Board of Directors and are subject to factors that ordinarily affect dividend policy, such as earnings, cash flow, estimates of future earnings and cash flow, business conditions, regulatory factors, our financial condition and other matters. On April 13, 2001, our Board of Directors decided not to pay the May 2001 common stock dividend as a result of unprecedented conditions in the wholesale energy markets. On July 20, 2001, our Board re-examined the various factors described above and declared a dividend of $.20 per share on our common stock, payable September 15, 2001. We cannot assure you that dividends will be paid in the future, or that, if paid, the dividends will be at the same amount or with the same frequency as in the past.

                           FORWARD-LOOKING STATEMENTS

    The information in this prospectus, or in the documents incorporated by reference, includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to anticipated financial performance, management's plans and objectives for future operations, business prospects, outcome of regulatory proceedings, market conditions and other matters. Words such as "anticipate," "believe," "estimate," "expect," "intend," "plan" and "objective" and other similar expressions identify those statements that are forward-looking. These statements are based on management's beliefs and assumptions and on information currently available to management. Actual results could differ materially from those contemplated by the forward-looking statements. Important factors, including those described in the Risk Factors section in this prospectus, that could cause actual results to differ materially include:

    - Unseasonable weather conditions;

    - Federal and state regulatory environments, including changes in rate-setting and cost-recovery policies, environmental regulations, tax or accounting matters and other laws and regulations to which we are subject;

    - Conditions in the wholesale markets for electricity and natural gas, including the effect of the price controls recently imposed by the Federal Energy Regulatory Commission on wholesale power sales in the western United States;

    - Future economic conditions, including inflation rates and monetary policy;

    - Financial market conditions, including changes in availability of capital or interest rate fluctuations;

    - Unusual or unanticipated changes in normal business operations, including unusual maintenance or repairs;

    - Customer growth within our service territories, changes in customers' usage patterns and energy preferences or the loss of any major customers; and

    - Employee workforce factors, including changes in collective bargaining unit agreements, strikes or work stoppages.

                              RECENT DEVELOPMENTS

DECLARATION OF DIVIDEND

    On July 20, 2001, our Board of Directors declared a dividend on our common stock of $.20 per share. The dividend is payable September 15, 2001, to stockholders of record at the close of business on August 24, 2001.

SALE OF SIERRA PACIFIC POWER COMPANY'S WATER BUSINESS

    On June 11, 2001, SPPC completed the sale of its water business assets (excluding hydroelectric generation assets) to the Truckee Meadows Water Authority. The sale included treatment facilities, distribution infrastructure, surface and ground water rights, and storage rights. SPPC received $319 million in net proceeds from the sale.

GENERAL AND REFUNDING MORTGAGE BOND OFFERINGS

    On May 24, 2001, NPC issued $350 million of 8.25% General and Refunding Mortgage Bonds, Series A, due June 1, 2011. The bonds were issued under and secured by a General and Refunding Mortgage Indenture dated as of May 1, 2001 that is subject to the prior lien of NPC's Indenture of Mortgage dated as of October 1, 1953. The proceeds of the issuance were used to refinance or discharge outstanding indebtedness including commercial paper, short-term debt and current maturities of long-term debt.

    On May 24, 2001, SPPC issued $320 million of its 8.00% General and Refunding Mortgage Bonds, Series A, due June 1, 2008. The bonds were issued under and secured by a General and Refunding Mortgage Indenture dated as of May 1, 2001 that is subject to the prior lien of SPPC's Indenture of Mortgage dated as of December 1, 1940. The proceeds of the issuance were used to refinance or discharge outstanding indebtedness including commercial paper, short-term debt and current maturities of long-term debt.

                                  THE COMPANY

    SIERRA PACIFIC RESOURCES engages primarily in the power and energy businesses through several regulated subsidiaries. Sierra Pacific Resources completed a merger with NPC in July 1999, combining the two largest regulated electric utility companies in the state of Nevada. Today, we serve approximately 95% of Nevada residents, providing electricity and/or gas to approximately
1.04 million customers in service territories that cover northern and southern Nevada and the Lake Tahoe region of California. We are among the fastest growing utilities in the United States in terms of electric customers and MWh sales, adding approximately 44,000 new electric customers per year. Following the completion of the Centennial and Falcon/Gonder transmission projects, we will rank among the top 10 largest transmission companies in the United States in terms of total assets. In addition to NPC and SPPC, we also operate several non-regulated businesses.

                                     [LOGO]

    NEVADA POWER COMPANY, a wholly owned subsidiary of Sierra Pacific Resources, is a public utility engaged in the distribution, transmission, generation, purchase and sale of electric energy in southern Nevada. NPC has a total generating capacity of 1,964 megawatts of coal and natural gas/oil fired generating plants and provides electricity to approximately 611,000 customers in a 4,500 square mile service area in Southern Nevada, including Las Vegas, Henderson and adjoining areas.

    SIERRA PACIFIC POWER COMPANY, a wholly owned subsidiary of Sierra Pacific Resources, is a public utility primarily engaged in the distribution, transmission, generation, purchase and sale of electric energy in northern Nevada. SPPC has a total generating capacity of 1,045 MW of coal and natural gas/ oil fired generating plants and provides electricity to approximately 309,500 customers in a 50,000 square mile service area in western, central and northeastern Nevada, including the city of Reno, and the Lake Tahoe region of California. SPPC also provides natural gas to approximately 115,000 customers in the cities of Reno and Sparks and surrounding areas.

    TUSCARORA GAS PIPELINE COMPANY, a wholly owned subsidiary of Sierra Pacific Resources, is a 50% joint venture partner with TransCanada Pipeline Limited in the operation of a natural gas pipeline to serve an expanding gas market in Reno, northern Nevada, and northeastern California. The 229 mile pipeline extends from Malin, Oregon, to Reno, Nevada. The pipeline is regulated by the FERC.

    COMMUNICATIONS AND OTHER: Sierra Pacific Communications ("SPC") was formed to pursue selected telecommunications market opportunities. SPC has deployed fiber optic assets in the Reno and Las Vegas metropolitan areas. Sierra Touch America LLC, a partnership among SPC and Touch America and AT&T is constructing and will operate a long-haul fiber optic network between Salt Lake City, Utah and Sacramento, California. In addition to SPC, Sierra Pacific Resources also operates several non-utility businesses.

    The principal executive office of Sierra Pacific Resources is P.O. Box 30150 (6100 Neil Road), Reno, Nevada 89520-3150, and the telephone number is
(775) 834-3610.

                           RECENT REGULATORY HISTORY

    Following the passage of electric industry restructuring legislation in Nevada in 1997 and 1999, we began preparing for a competitive electricity market. Electric restructuring in Nevada required that we unbundle our generation, transmission and distribution businesses. In 1999, as a condition of our merger with NPC, the PUCN also required us to sell our generating assets. In 1999 we also entered into an agreement with Enron Corporation to purchase its subsidiary, Portland General Electric Company, based in Portland, Oregon. On April 26, 2001, we mutually agreed with Enron Corp. to terminate the acquisition of Portland General Electric Company. Had the sales of our generating assets and the acquisition of Portland General Electric Company been completed, our two Nevada utilities would have been exclusively transmission and distribution companies, and we would have had a third vertically integrated utility subsidiary in Portland.

    Beginning in May 2000, electric utilities throughout the western United States, including NPC and SPPC, experienced dramatically increased fuel and purchased power costs. As a result of these higher costs and rate freezes imposed by regulatory order and legislation, NPC and SPPC incurred substantial operating losses prior to April 1, 2001.

    In response to the escalating power crisis in the western United States, we worked cooperatively with Nevada's public officials and other interested parties on a series of measures to address the situation.

    - We entered into a global settlement in July 2000 to resolve pending litigation, which permitted the Utilities to file monthly fuel and purchased power riders with the PUCN based on trailing 12-month average costs, with the first increase effective August 1, 2000.

    - When costs continued to rise more rapidly than the fuel and purchased power riders could accommodate, the Utilities filed a Comprehensive Energy Plan with the PUCN in January 2001 seeking permission for an additional increase in electric rates. The PUCN approved the rate increase on February 23, 2001 and made the rates effective March 1, 2001.

    - In February 2001, legislation was introduced in Nevada to address a number of issues relating to electric utilities and electric industry restructuring. On April 18, 2001, Assembly Bill 369 ("AB 369") was passed and signed into law. AB 369 left in place the prior electric rate increases, reinstated deferred energy accounting for fuel and purchased power costs going forward, repealed electric industry restructuring in Nevada and imposed a moratorium on the sale of generation assets by electric utilities until 2003.

                             OUR BUSINESS STRATEGY

    Today, Sierra Pacific is engaged primarily in the business of electricity generation, transmission and distribution, and natural gas transmission and distribution. Our goal is to translate strong regional economic and customer growth into sustainable earnings growth. Our strategy is to invest in and optimize our core regulated utility businesses. We plan to implement this strategy by:

    - ACHIEVING OPERATIONAL EXCELLENCE IN OUR BUSINESSES, by continued investment in and development of systems, technology and personnel;

    - INVESTING IN AND EXPANDING OUR REGULATED ELECTRIC AND GAS DISTRIBUTION BUSINESSES in support of customer growth, service, reliability and safety;

    - INVESTING IN OUR FERC-REGULATED GAS AND ELECTRIC TRANSMISSION INFRASTRUCTURE AND LEVERAGING OUR STRATEGIC LOCATION, by developing new transmission assets as well as providing leadership in the creation of regional electric transmission organizations;

    - ACHIEVING OPTIMAL PERFORMANCE IN OUR POWER PLANT AND ENERGY SUPPLY OPERATIONS, based upon plant availability, reliability, total cost of energy and safety;

    - INCREASING CAPACITY through upgrades or expansion at existing utility plant properties;

    - DEVELOPING OUR REGIONAL NON-REGULATED ENERGY SERVICES AND EFFICIENCY CONSULTING BUSINESS;

    - SELECTIVELY DEPLOYING TELECOMMUNICATIONS INFRASTRUCTURE WHERE MARKETS SUPPORT IT; and

    - MAINTAINING OUR CULTURE OF OWNERSHIP by closely tying the compensation of our employees, officers, and directors to operational and financial performance.

                       REGULATED BUSINESS SEGMENT REVIEW

NEVADA POWER COMPANY

    NPC is a regulated public utility primarily located in Clark County in southern Nevada. NPC provides electricity to approximately 611,000 customers in a 4,500 square mile service area that includes the communities of Las Vegas, North Las Vegas, Henderson, Searchlight, Laughlin and adjoining areas. NPC also provides electricity to Nellis Air Force Base, the Department of Energy at Mercury and Jackass Flats at the Nevada Test Site.

    NPC's revenues totaled $1.3 billion in 2000. NPC's total electric MWh sales totaled 19.5 million in 2000 and have increased an average of 7.4% annually over the past five years.

    MARKET AND DISTRIBUTION SYSTEM. Customer and sales growth in NPC's service territory continues to be among the fastest in the nation, with a significant part of the utility's electric sales growth resulting from new residential, industrial and gaming customers. From 1996 through 2000, NPC's sales and customers grew at compound annual rates of 7.4% and 6.1%, respectively. NPC's peak load has also increased substantially, averaging 7.1% annual growth over the past five years and reaching 4,325 MW on August 1, 2000. Peaks in NPC's service territory are highest in the summer months, with loads driven primarily by air conditioning requirements.

                     ELECTRIC CUSTOMERS AT YEAR END (000'S)

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

                                         1996  1997  1998  1999  2000
Electric Customers aty Year End (000's)   487   518   549   567   611

    The Las Vegas portion of NPC's service territory has recently undergone significant customer growth as Las Vegas has become one of the top resort destinations in the world. Eighteen of the world's twenty largest hotels are located in Las Vegas and, at year-end 2000, the number of available hotel rooms totaled approximately 124,205. This number is expected to increase by an additional 2.4% during 2001. Hotel occupancy rates in Las Vegas from 1998 through 2000 have exceeded 90% and have increased each year to reach 95.5% in 2000, well above the national average of 63.5% during 2000.

    NPC's 611,000 electric customers contributed the following toward total year 2000 MWh sales:

               TOTAL MEGAWATT-HOUR SALES (12/31/00) - 19,452,148

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

OTHER  RESIDENTIAL  COMMERCIAL  INDUSTRIAL
15.85        36.18       17.39       30.58


    The number of residential, commercial and industrial customers increased over the prior year by 5.6%, 4.6% and 7.4%, respectively.


    FACILITIES AND OPERATIONS. During 2000, NPC's 1,964 MW of generation supplied more than half of its total electric energy requirements, as shown below:
               SOURCES OF SUPPLY IN 2000 (TOTAL 20,163,647 MWHS)

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

COAL  GAS/OIL  PURCHASED POWER
30.7     23.1             46.2

                               CAPACITY 1,964 MWS

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

COAL  GAS/OIL
53.8     46.2


    NPC has entered into contracts covering all of its anticipated purchased power requirements through the remainder of 2001.


    CONSTRUCTION PROGRAM. Gross construction expenditures for 2000, including allowance for funds used during construction ("AFUDC") and contributions in aid of construction were $204.5 million and for the period 1996 through 2000 were $1.2 billion. Estimated construction expenditures are approximately
$200 million for 2001, and $1.05 billion, including the Centennial transmission project, for 2002 through 2005.

SIERRA PACIFIC POWER COMPANY

    SPPC is a regulated public utility located in western, central and northeastern Nevada. SPPC provides electricity to approximately 309,500 customers in a 50,000 square mile service area that includes the cities of Reno, Sparks, Carson City, Elko, and a portion of eastern California, including the Lake Tahoe area. SPPC also provides natural gas service in the Reno/Sparks service territories to approximately 115,000 customers.

    SPPC's revenues from continuing operations totaled $995 million in 2000, with gas revenues contributing approximately 10% and electric revenues contributing the remaining 90%. SPPC's total electric MWh sales totaled approximately 12.4 million in 2000 and increased an average of 11.7% annually over the past five years.

    MARKET AND ELECTRIC DISTRIBUTION SYSTEM. Customer and sales growth in SPPC's service territory continues to be among the fastest in the nation, with a significant part of the utility's electric sales growth resulting from new residential, gaming and mining customers. From 1996 through 2000, SPPC's sales and customers grew at compound annual rates of 11.7% and 2.7%, respectively. SPPC's peak load also increased substantially, averaging 6.5% annual growth over the past five years and reaching 1,577 MW on July 31, 2000. Electric system peaks in SPPC's service area occur both in the summer and the winter. Summer peak loads are driven by air-conditioning, cooling equipment and irrigation pumping, while winter peak loads result from increased demand for space heating, demand for air movement (with forced air, gas and oil furnaces) and ski resort demands.

                     ELECTRIC CUSTOMERS AT YEAR END (000'S)

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

                                         1996  1997  1998  1999  2000
Electric Customers aty Year End (000's)   278   287   294   302   310

    SPPC's electric customers by class contributed the following toward total year 2000 MWh sales:

                TOTAL MEGAWATT-HOUR SALES (12/31/00)--12,434,661

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

OTHER  RESIDENTIAL  COMMERCIAL  INDUSTRIAL
29.16        16.43       22.38       32.03

    ELECTRIC FACILITIES AND OPERATIONS. During 2000, SPPC's 1,045 MW of generation supplied 43.9% of its total electric energy requirements, as shown below:

               SOURCES OF SUPPLY IN 2000 (TOTAL 13,101,014 MWHS)

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

COAL  GAS/OIL  PURCHASED POWER  HYDRO
14.9     28.6             56.1    0.4

                               CAPACITY 1,045 MWS

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

COAL  GAS/OIL
25.5     74.5


    SPPC has entered into contracts covering all of its anticipated purchased power requirements through the balance of 2001.


    NATURAL GAS BUSINESS. SPPC's natural gas distribution business serves the Reno/Sparks metropolitan area and accounted for $100.8 million in 2000 operating revenues or 10.1% of SPPC's revenues from continuing operations. SPPC's customer base grew 4.0% in 2000 to approximately 115,000.

    CONSTRUCTION PROGRAM FOR ELECTRIC AND GAS BUSINESSES. Gross construction expenditures for 2000, including AFUDC and contributions in aid of construction, were $155.3 million. Estimated construction expenditures are approximately
$100 million for 2001 and $480 million, including the Falcon/Gonder transmission project, for 2002 through 2005.

TUSCARORA GAS PIPELINE COMPANY

    Our wholly owned subsidiary, Tuscarora Gas Pipeline Company ("TGPC"), is a partner in a 50%-50% joint venture with TransCanada PipeLines Limited. The joint venture developed, constructed and operates a 229-mile natural gas pipeline that delivers natural gas to Reno and certain markets in northeastern California. As an interstate pipeline, TGPC provides only transportation service. SPPC's natural gas distribution system was TGPC's largest customer during 2000, contributing 95% of its revenues.

    In 2000, TGPC recorded net income of approximately $2.1 million. Annual average throughput is approximately 72,000 decatherms per day. Existing capacity is 129,000 decatherms per day, however, TGPC is in the process of expanding the pipeline's capacity to 224,000 decatherms per day and is scheduled to have the additional capacity available in 2003. This expanded capacity is intended to support increasing gas demand in northern Nevada, including generation projects. In January 2001, TGPC completed and placed in service a 16.1 mile lateral that created a new citygate connection into the SPPC distribution system.

                     NON-REGULATED BUSINESS SEGMENT REVIEW

    SIERRA PACIFIC COMMUNICATIONS SPC was formed to pursue selected telecommunications market opportunities. SPC has deployed fiber optic assets in the Reno and Las Vegas metropolitan areas. Sierra Touch America LLC, a partnership among SPC, Touch America and AT&T, is constructing and will operate a long-haul fiber optic network between Salt Lake City, Utah and Sacramento, California. SPC's share of construction costs for this project is approximately $25 million. Construction began in July, 2000.

    E.THREE provides energy-related services and other business solutions in commercial and industrial markets (on a regional basis). In 1998, e.three and Nevada Electric Investment Company, a wholly owned subsidiary of NPC, formed e.three Custom Energy Solutions, LLC to sell energy-related performance contracts and similar energy services to commercial and industrial customers in southern Nevada. In 1999, e.three Custom Energy Solutions, LLC began developing a chilled water-cooling plant in the downtown area of Las Vegas, which will supply the indoor air-cooling requirements for a number of businesses in its immediate vicinity. The plant became operational in August 2000.

    LANDS OF SIERRA ("LOS") was established in 1964 to develop and manage SPPC's non-utility property in Nevada and California. LOS began to exit this business and sell its properties following our decision to focus on our core energy activities.

    NEVADA ELECTRIC INVESTMENT COMPANY ("NEICO") is a wholly owned subsidiary of NPC. In October 1997, NEICO and UTT Nevada, Inc. formed Northwind Las Vegas, LLC, for the purpose of evaluating district energy projects in southern Nevada, and Northwind Aladdin, LLC, for the purpose of owning, constructing, operating and maintaining the facility for producing and distributing chilled water, hot water and emergency power for the Aladdin Hotel and Casino.

                               REGULATORY MATTERS

    NPC and SPPC's electric businesses are subject to regulation by the PUCN, the FERC and environmental authorities in the states in which they operate. SPPC's electric business in California is subject to regulation by the California Public Utility Commission. In addition, SPPC's natural gas business is subject to regulation by the PUCN. TGPC's gas transportation services are subject to regulation by the FERC. As a result of such regulation, many of the fundamental business decisions of NPC, SPPC and TGPC, as well as the rate of return we are permitted to earn on our utility assets, are subject to the approval of governmental agencies.

ASSEMBLY BILL 369

    On April 18, 2001, the Governor of Nevada signed AB 369 into law. The provisions of AB 369 include a moratorium on the sale of generation assets by electric utilities, the repeal of electric industry restructuring, and a reinstatement of deferred accounting for fuel and purchased power costs ("deferred energy accounting") for electric utilities. The stated purposes of this emergency legislation were, among others, to control volatility in the price of electricity in the retail market in Nevada and to ensure that the Utilities have the necessary financial resources to provide adequate and reliable electric service under present market conditions. To achieve these purposes, AB 369 allows the Utilities to recover in future periods their costs for wholesale power and fuel, to the extent those costs exceed levels recovered in base rates and are prudently incurred. Deferred energy accounting will have the effect of delaying additional rate increases to consumers until early next year while, at the same time, providing a method for the Utilities to recover their increasing costs for fuel and purchased power. Set forth below is a summary of key provisions of AB 369.

    GENERATION DIVESTITURE MORATORIUM. AB 369 prohibits all divestiture of generation assets by electric utilities until July 2003. After January 1, 2003, NPC or SPPC may seek PUCN permission to sell one or more generation assets with the sale to be effective on or after July 1, 2003. The PUCN may approve the request to divest only if it finds the transaction to be in the public interest. The PUCN may base its approval of the request upon such terms, conditions, or modifications as it deems appropriate.

    AB 369 directs the PUCN to take all steps necessary to obtain federal approval for the prohibition on divestiture and to vacate any of its own orders that had previously approved generation divestiture transactions.


    DEFERRED ENERGY ACCOUNTING. AB 369 requires the Utilities to use deferred energy accounting for their respective electric operations beginning on March 1, 2001. The intent of deferred energy accounting is to ease the effect of fluctuations in the cost of purchased power and fuel. Under deferred energy accounting, to the extent actual fuel and purchased power costs exceed fuel and purchased power costs recoverable through current rates, that excess is not recorded as a current expense on the income statement but rather is deferred and recorded as an asset on the balance sheet. Conversely, a liability is recorded to the extent fuel and purchased power costs recoverable through current rates exceed actual fuel and purchased power costs. These excess amounts are reflected in adjustments to rates and recorded as revenue or expense in future time periods, subject to PUCN review. AB 369 provides that the PUCN may not allow the recovery of any costs for purchased fuel or purchased power "that were the result of any practice or transaction that was undertaken, managed or performed imprudently by the electric utility." In reference to deferred energy accounting, AB 369 specifies that fuel and purchased power costs include all costs incurred to purchase fuel, to purchase capacity and to purchase energy. The Utilities also record, and are eligible to recover, a carrying charge on such deferred balances.


    AB 369 requires that each Utility file an application to clear its deferred energy account balances after the end of each 12-month period, but allows the balances from each 12-month period to be recovered over an adjustment period of up to three years in order to reduce the volatility of rate changes. In addition, after the initial deferred energy case, each Utility is allowed to file an application to clear its deferred energy account balances after the end of a six-month period if the proposed net increase or decrease in fuel and purchased power revenues for the six-month period is more than 5%. If a Utility using deferred energy accounting realizes a rate of return greater than the rate authorized by the PUCN, the portion that exceeds the authorized rate of return will be transferred to the next deferred energy adjustment period.


    Before an electric utility may clear its deferred accounts, AB 369 requires the PUCN to determine whether the costs for purchased fuel and purchased power that the electric utility recorded in its deferred accounts are recoverable and whether the revenues that the electric utility collected from customers in Nevada for purchased fuel and purchased power are properly recorded and credited in its deferred accounts. AB 369 prohibits the PUCN from allowing an electric utility to recover any costs for purchased fuel and purchased power that were the result of any practice or transaction that was undertaken, managed or performed imprudently by the electric utility. In addition, as discussed under "Required Filings" below, the PUCN must determine whether the rates that went into effect on March 1, 2001 pursuant to the CEP (as defined below) are just and reasonable and reflect prudent business practices.



    At June 30, 2001, NPC had a balance of $272.8 million in its deferred energy account, reflecting eligible fuel and purchased power costs incurred since
March 1, 2001. At June 30, 2001, SPPC had a balance of $119.2 million in its deferred energy account, which reflects both deferrals in connection with its natural gas business as well as eligible fuel and purchased power costs incurred since March 1, 2001. Management expects these balances to increase significantly during the summer of 2001, particularly at NPC, although the amount of such increases will depend on a number of unpredictable factors such as weather conditions and conditions in the wholesale electricity and gas markets in the western United States.


    TRANSITION OF RATES TO DEFERRED ENERGY ACCOUNTING. All rates in effect on April 1, 2001, including the cumulative increases under the Global Settlement and the Comprehensive Energy Plan ("CEP") Riders, remain in effect until the PUCN issues final orders on future general and initial deferred energy rate applications. No further applications can be made for the Fuel and Purchased Power ("F&PP") riders that were part of the July 2000 Global Settlement described in the Utilities' Annual Reports on Form 10-K for the year ended December 31, 2000.

    The Utilities will not be permitted to recover any shortfall incurred before March 1, 2001, resulting from the difference between actual fuel and purchased power costs and the rates permitted by the Global Settlement. Although the F&PP riders were in effect during this period, the riders were based on trailing 12-month average costs and were subject to caps and therefore did not allow the Utilities full recovery for fuel and purchased power costs due to the rapid rise in energy prices.

    AB 369 prohibits the PUCN from taking any further action on the CEP described in the Utilities' Annual Reports on Form 10-K for the year ended December 31, 2000, and provides that, except for the CEP Rider rate increases put into effect on April 1, 2001, the CEP will be deemed to have been withdrawn by the Utilities. Additionally, approximately $20 million of revenue collected by the Utilities based on the CEP before April 1, 2001, was credited to the deferred energy accounts, which caused the accounts to start in an over-collected position.

    REQUIRED FILINGS. NPC and SPPC are each required to file a general rate application and a deferred energy application on or before the dates listed below:

                                               GENERAL RATE CASE            DEFERRED ENERGY FILING
                                         -----------------------------   -----------------------------
                                          FILE DATE     EFFECTIVE DATE    FILE DATE     EFFECTIVE DATE
                                         ------------   --------------   ------------   --------------
Nevada Power Company...................  Oct. 1, 2001   Apr. 1, 2002     Dec. 1, 2001   Apr. 1, 2002

Sierra Pacific Power Company...........  Dec. 1, 2001   Jun. 1, 2002     Feb. 1, 2002   Jun. 1, 2002

In connection with clearing the Utilities' deferred energy accounts, the PUCN must investigate and determine whether the Utilities' rates that went into effect on March 1, 2001, pursuant to the CEP, are just and reasonable and reflect prudent business practices. The rates in effect on April 1, 2001 remain in effect until the PUCN issues final orders on the general and initial deferred energy rate applications referred to above. The PUCN is prohibited from adjusting rates during this time period unless an adjustment is absolutely necessary to avoid a finding that the rates are confiscatory and therefore in violation of the United States or Nevada Constitutions. If adjustments are necessary, they may only be made to the extent necessary to avoid an unconstitutional result.

    After the initial general rate applications described above, each Utility will be required to file future general rate applications at least every 24 months.

    RESTRICTIONS ON MERGERS AND ACQUISITIONS. AB 369 imposes certain restrictions on mergers and acquisitions involving Nevada electric utilities. In particular, the PUCN may not approve a merger or acquisition involving an electric utility unless the utility complies with the generation divestiture provisions of AB 369.

    In addition, AB 369 includes provisions that would have significantly affected the required regulatory approvals for Sierra Pacific's proposed acquisition of Portland General Electric Company ("PGE") from Enron Corp. On April 26, 2001, Enron Corp. and Sierra Pacific terminated, by mutual agreement, the proposed purchase and sale of PGE.

    REPEAL OF ELECTRIC INDUSTRY RESTRUCTURING. AB 369 repeals all statutes authorizing retail competition in Nevada's electric utility industry and voids any license issued to an alternative seller in connection with retail electric competition.

OTHER LEGISLATION

    Senate Bill 372 ("SB 372"), which increased renewable energy portfolio requirements, was enacted in the 2001 Nevada legislative session. Renewable resources include biomass, wind, solar and geothermal projects. In 2003, both SPPC and NPC will be required to purchase 5% of their energy from renewable resources. These requirements increase to 15% by 2013. Prior law capped renewable energy requirements at 1%. Currently SPPC obtains approximately 9% of its energy from renewable resources while NPC obtains less than 1% from renewable resources. SB 372 requires the PUCN to establish standards for renewable energy contracts including prices and other terms and conditions. If sufficient renewable energy contracts that meet PUCN standards are not available, the Utilities will not be required to meet the portfolio requirements. All renewable energy contracts meeting PUCN standards will be recoverable in the deferred energy accounts.

    The 2001 Nevada Legislature passed another key piece of legislation for the energy industry, Assembly Bill 661 ("AB 661"). AB 661 allows commercial and governmental customers with an average demand greater than 1 MW to select new energy suppliers. The Utilities would continue to provide transmission, distribution, metering and billing services to such customers. AB 661 requires customers wishing to choose a new supplier to receive the approval of the PUCN and meet public interest standards. In particular, the departing customers must secure new energy resources that are not under contract to the Utilities, the departing customers must demonstrate to the PUCN that the remaining customers will not be burdened by increased costs as a result of the departure, and the departing customers must pay any deferred energy fuel balances. Certain limits are placed upon the departure of NPC customers until 2003; most significantly, the amount of load departing is limited to approximately
1,100 MW in peak conditions. AB 661 permits customers to file applications with the PUCN beginning in the fourth quarter of 2001. Customers must provide 180-day notice to the Utilities and could begin to receive service from new suppliers in mid-2002.

    AB 661 also contains new electric and gas energy surcharges for low-income assistance and weatherization programs. These surcharges are recoverable directly from customers as separate line items on their bills with the Utilities remitting collected surcharges to the PUCN. Various state agencies will administer the disposition of the funds.

FERC PRICE CAP


    On June 19, 2001, the FERC adopted a price mitigation plan applicable to wholesale power sales in California and throughout the western United States during the period June 20, 2001 through September 30, 2002. The price mitigation plan establishes a mechanism with which to determine the maximum amount that may be charged for power sold during this period. The intent of the mitigation plan is to simulate the price that might be charged for electricity sold under competitive market conditions. Sellers that do not wish to establish rates on the basis of this price mitigation plan may propose cost-of-service rates covering all of their generating units in the Western Systems Coordinating Council for the duration of the mitigation plan. We are not able to predict at this time the extent to which the FERC price mitigation plan may affect our results of operations. It is possible, however, under certain market conditions, that the FERC plan may adversely affect the availability of spot market power to NPC and SPPC and may reduce the price at which NPC and SPPC can sell power on the wholesale market. SPR recently joined with two utilities in Washington and Oregon to seek changes to the FERC plan on the basis that the price caps are unfair to electric customers who reside outside of California.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                 (IN THOUSANDS, EXCEPT FOR EARNINGS PER SHARE)


    The following table shows selected financial information for Sierra Pacific on a consolidated basis and selected financial information for NPC and SPPC. You should read the following table along with our Consolidated Financial Statements and Notes contained in our Annual Report on Form 10-K for the year ended December 31, 2000 and in our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001 and June 30, 2001, which are incorporated by reference into this prospectus.



                                                      YEAR ENDED     3 MONTHS ENDED    3 MONTHS ENDED    6 MONTHS ENDED
SIERRA PACIFIC RESOURCES                             DEC. 31, 2000   MARCH 31, 2001     JUNE 30, 2001     JUNE 30, 2001
------------------------                             -------------   ---------------   ---------------   ---------------
Operating Revenues................................    $2,334,254        $737,926         $1,155,462        $1,893,388
Operating Expenses................................     2,206,865         768,413          1,077,168         1,845,580
                                                      ----------        --------         ----------        ----------
  Operating Income (Loss).........................       127,389         (30,487)            78,294            47,808
Other Income......................................         5,459             733              4,892             5,625
                                                      ----------        --------         ----------        ----------
  Total Income (Loss) Before Interest Charges.....       132,848         (29,754)            83,186            53,433
Interest Charges..................................       159,849          48,502             50,033            98,536
Preferred Trust Securities Dividend...............        18,914           4,729              4,729             9,458
Preferred Stock Dividend..........................         3,499             875                875             1,750
                                                      ----------        --------         ----------        ----------
  Income (Loss) from Continuing Operations(1).....       (49,414)        (83,860)            27,549           (56,311)
Income from Discontinued Operations...............         9,634             381                641             1,022
Gain on Disposal of Water Business................            --              --             25,845            25,845
                                                      ----------        --------         ----------        ----------
  Net Income (Loss)...............................    $  (39,780)       $(83,479)        $   54,035        $  (29,444)
                                                      ==========        ========         ==========        ==========
Earnings (Loss) per Share(1)......................    $    (0.51)       $  (1.06)        $     0.69        $    (0.38)
Weighted Avg. Shares Outstanding..................        78,435          78,475             78,491            78,483



                                                      YEAR ENDED     3 MONTHS ENDED    3 MONTHS ENDED    6 MONTHS ENDED
NEVADA POWER COMPANY                                 DEC. 31, 2000   MARCH 31, 2001     JUNE 30, 2001     JUNE 30, 2001
--------------------                                 -------------   ---------------   ---------------   ---------------
Operating Revenues................................    $1,325,470        $359,012         $  808,441        $1,167,453
Operating Expenses................................     1,252,010         389,696            752,399         1,142,095
                                                      ----------        --------         ----------        ----------
  Operating Income (Loss).........................        73,460         (30,684)            56,042            25,358
Other Income(2)...................................         4,174              70              2,625             2,695
                                                      ----------        --------         ----------        ----------
  Total Income (Loss) Before Interest Charges.....        77,634         (30,614)            58,667            28,053
Interest Charges..................................        70,390          20,935             21,824            42,759
Preferred Trust Securities Dividend...............        15,172           3,793              3,793             7,586
                                                      ----------        --------         ----------        ----------
  Net Income (Loss)(2)............................    $   (7,928)       $(55,342)        $   33,050        $  (22,292)
                                                      ==========        ========         ==========        ==========
Earnings (Loss) Contribution per Share............    $    (0.10)       $  (0.71)        $     0.42        $    (0.28)
Weighted Avg. Sierra Pacific Shares Outstanding...        78,435          78,475             78,491            78,483



                                                      YEAR ENDED     3 MONTHS ENDED    3 MONTHS ENDED    6 MONTHS ENDED
SIERRA PACIFIC POWER COMPANY                         DEC. 31, 2000   MARCH 31, 2001     JUNE 30, 2001     JUNE 30, 2001
----------------------------                         -------------   ---------------   ---------------   ---------------
Operating Revenues................................    $  994,585        $376,284         $  341,951        $  718,235
Operating Expenses................................       947,450         365,100            323,509           688,609
                                                      ----------        --------         ----------        ----------
  Operating Income................................        47,135          11,184             18,442            29,626
Other Income (Expense)............................        (2,072)           (670)             1,469               799
                                                      ----------        --------         ----------        ----------
  Total Income Before Interest Charges............        45,063          10,514             19,911            30,425
Interest Charges..................................        45,398          13,577             15,128            28,704
Preferred Trust Securities Dividend...............         3,742             936                936             1,872
Preferred Stock Dividend..........................         3,499             875                875             1,750
                                                      ----------        --------         ----------        ----------
  Income (Loss) from Continuing Operations........        (7,576)         (4,874)             2,972            (1,901)
Income from Discontinued Operations...............         9,634             381                641             1,022
Gain on Disposal of Water Business................            --              --             25,845            25,845
                                                      ----------        --------         ----------        ----------
  Net Income (Loss)...............................    $    2,058        $ (4,493)        $   29,458            24,966
                                                      ==========        ========         ==========        ==========
Earnings (Loss) Contribution per Share............    $     0.03        $  (0.06)        $     0.38        $     0.32
Weighted Avg. Sierra Pacific Shares Outstanding...        78,435          78,475             78,491            78,483


------------------------------

NOTES:

(1) Includes several one-time charges taken in the quarter ended March 31, 2001. See Sierra Pacific Resources' Quarterly Report on Form 10-Q for the Quarter ended March 31, 2001 for more information.


(2) Does not include Equity (Losses) in Earnings of Sierra Pacific Resources.

                                 CAPITALIZATION
                                 (IN THOUSANDS)


    The following table shows the capitalization of Sierra Pacific and its consolidated subsidiaries as of June 30, 2001 on an actual basis and on an adjusted basis to give effect to the sale of 19,000,000 shares of common stock offered in this prospectus at a public offering price of $ per share, and the anticipated use of net proceeds, as described under "Use of Proceeds", from the offering.



                                                                      AS OF JUNE 30, 2001
                                                       -------------------------------------------------
                                                              ACTUAL                    AS ADJUSTED
                                                       ---------------------       ---------------------
Short-Term Debt and Current Maturities...............  $  223,264      4.8%        $
Long-Term Debt.......................................   2,799,802     60.3%
Preferred Trust Securities...........................     237,372      5.1%
Preferred Stock......................................      50,000      1.1%
Common Shareholders' Equity..........................   1,330,698     28.7%
                                                       ----------    -----         ----------    -----
Total Capitalization*................................   4,641,136    100.0%
                                                       ==========    =====         ==========    =====


*   Does not include Other Comprehensive Income.

                                USE OF PROCEEDS

    We estimate that we will receive net proceeds from this offering, without the exercise of the underwriters over-allotment option, of approximately $
($      if the underwriters' over-allotment option is exercised in full), after deducting the underwriter discount and commissions and estimated offering expenses payable by us. We intend to use these proceeds to contribute capital to our utility subsidiaries to reduce short-term obligations and for general corporate purposes, which may include the repayment of long-term debt.


    At June 30, 2001, we had outstanding short-term borrowings (excluding current maturities of long-term debt) of approximately $100 million with an average interest cost of 5.733% and current maturities of long-term debt of approximately $123 million with a weighted average interest cost of 6.34%.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY


    Our common stock is listed on The New York Stock Exchange ("NYSE") under the symbol "SRP." The following table shows the dividends paid and the high and low reported closing sale prices of the common stock on the NYSE Composite Tape for the stated calendar quarter.



                                                   DIVIDENDS
                                                 PAID PER SHARE     HIGH       LOW
                                                 --------------   --------   --------
2001       First Quarter......................       $.250        $16.500    $10.560
           Second Quarter.....................        .000         17.000     12.700
           Third Quarter (through Aug. 8).....          --         17.180     15.070

2000       First Quarter......................        .250         18.437     12.125
           Second Quarter.....................        .250         15.687     12.500
           Third Quarter......................        .250         19.437     12.562
           Fourth Quarter.....................        .250         18.062     14.875

1999       First Quarter......................        .325         39.875     33.375
           Second Quarter.....................        .340         37.000     34.500
           Third Quarter*.....................        .250         39.125     21.125
           Fourth Quarter.....................        .250         23.312     16.875


*   Our merger with NPC was consummated on July 28, 1999.

    Dividends are considered periodically by our Board of Directors and are subject to factors that ordinarily affect dividend policy, such as current and prospective earnings, current and prospective business conditions, regulatory factors, our financial condition and other matters within the discretion of the Board. As a result of the unprecedented conditions in the wholesale energy markets that negatively affected our earnings prior to the restoration of deferred energy accounting in Nevada, our Board of Directors decided on April 13, 2001 not to pay the common stock dividend that, if it had followed historical practices, would have been paid in May 2001. Following the passage of legislation in Nevada which reinstated deferred energy accounting for electric utilities, our Board re-examined the factors described previously and on July 20, 2001 declared a dividend of $.20 per share on our common stock, payable September 15, 2001 to stockholders of record at the close of business on August 24, 2001. The Board of Directors also established a quarterly Schedule of when future dividends would normally be paid, if declared: December 15, March 15, June 15 and September 15. The Board will continue to review these factors on a periodic basis to determine if and when it would be prudent to declare a dividend on our common stock. We cannot assure you that dividends will be paid in the future, or that, if paid, the dividends will be paid at the same amount or with the same frequency as in the past.

    Our primary source of funds for the payment of dividends to our stockholders is dividends paid to us by NPC and SPPC on their common stock, all of which is owned by us. These two subsidiaries are public utilities and are subject to regulation by state utility commissions which may impose limits on investment returns or otherwise impact the amount of dividends which may be paid by those companies. Moreover, the Articles of Incorporation of SPPC contain restrictions on the payment of dividends on SPPC's common stock in the event of a default in the payment of dividends on SPPC's preferred stock. Similarly, the bank credit facilities of NPC and SPPC prohibit the payment of dividends on each company's common stock if that company is in default under the terms of the relevant credit facility. Finally, the terms of certain outstanding series of first mortgage bonds of both NPC and SPPC contain certain quantitative limits on the amount of dividends that may be paid on each company's common stock.

                        DESCRIPTION OF THE COMMON STOCK

    Our authorized capital stock consists of 250,000,000 shares of common stock, $1.00 par value per share. The following description of our common stock summarizes provisions of, and is qualified in its entirety by reference to, our Articles of Incorporation and the laws of the State of Nevada.

    All shares of common stock participate equally with respect to dividends and rank equally upon liquidation. Each share of common stock is entitled to one vote per share at all meetings of stockholders. The common stock has no preemptive rights and does not have cumulative voting rights.

    The Board of Directors is classified, consisting of three classes of equal (or nearly equal) membership serving staggered three-year terms. The vote of the holders of two-thirds of the issued and outstanding shares of common stock is required to remove a director or directors from office or to amend the provisions of the Articles of Incorporation relating to election and removal of directors, unless, in the case of such an amendment, two-thirds of the Board of Directors approves the amendment, in which case the approval of the holders of a majority of the outstanding common stock is required.

    The vote of the holders of two-thirds of the issued and outstanding shares of common stock, in addition to any class vote required by law, is required to effect certain mergers, sales of assets or stock issuances involving Sierra Pacific and any holder of more than 10 percent of the common stock, unless certain "fair price" criteria and procedural requirements are satisfied or the transaction is approved by a majority of the directors (excluding any director affiliated with such 10 percent stockholder). The vote of the holders of two-thirds of the issued and outstanding shares of common stock is required to amend these "fair price" provisions.

    Except as described above, we may amend our Articles of Incorporation upon the affirmative vote of the holders of a majority of the issued and outstanding shares of common stock.

    In the event of any liquidation, dissolution or winding-up of Sierra Pacific, the holders of common stock are entitled to receive pro rata the assets and funds of Sierra Pacific remaining after satisfaction of all of its creditors.

    Our transfer agent and registrar is Wells Fargo Shareowner Services.

RIGHTS AGREEMENT

    We are a party to a Rights Agreement which is designed to deter

    - partial and two-tier tender offers;

    - stock accumulation programs; and

    - other coercive tactics which might be used to gain control of Sierra Pacific without giving the Board of Directors the opportunity to negotiate on behalf of our stockholders.

    Under the Rights Agreement, one stock purchase right was distributed to the holders of each share of common stock outstanding on October 31, 1999. One right has been, and will continue to be, issued for each share of common stock issued since that date.

    Each right entitles its holder to purchase from Sierra Pacific one share of common stock at a purchase price of $75.00 per share under specific circumstances. That purchase price may be adjusted under the terms of the Rights Agreement.

    PRIOR TO A DISTRIBUTION DATE,

    - the rights will be evidenced by the certificates for the associated common stock;

    - no separate rights certificates will be issued; and

    - the rights will not be exercisable.

    FOLLOWING A DISTRIBUTION DATE, the rights will

    - trade separately from the common stock; and

    - be evidenced by separate rights certificates.

    If any person, other than Sierra Pacific and its affiliates, becomes the beneficial owner of 15% or more of the outstanding shares of common stock, each holder of a right will be entitled to receive common stock, or, in certain circumstances, cash, property or other securities of Sierra Pacific, having a value equal to two times the exercise price of the right. This common stock, cash, property or other securities may be obtained by the holder of the right by exercising the right at its then current exercise price. Rights may not be exercised in connection with a tender or exchange offer for all outstanding shares of common stock at a price and on terms which a majority of the Board of Directors determines to be fair on the basis of criteria set forth in the Rights Agreement.

    The Rights Agreement provides that a DISTRIBUTION DATE will occur upon the earlier of:

    - 10 business days following the first date of a public announcement that a person or group of affiliated or associated persons, other than Sierra Pacific and its affiliates (an "Acquiring Person"), has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding common stock (such first date being called the "Stock Acquisition Date"); or

    - 10 business days, or a later date determined by a majority of Sierra Pacific's Board of Directors, following the commencement of, or a public announcement of an intention to make, a tender or exchange offer if, upon the consummation the tender or exchange offer, the Acquiring Person would be the beneficial owner of 15% or more of the outstanding common stock.

    If at any time following the Stock Acquisition Date,

    - Sierra Pacific is acquired in a merger or other business combination transaction; or

    - 50% or more of its assets or earning power are sold;

each holder of a right will be entitled to receive common stock of the acquiring or surviving company having a value equal to two times the exercise price of the right. This common stock may be obtained by the holder of the right by exercising that right at its then current exercise price.

    After any of the transactions referred to in the preceding two paragraphs occur, any rights that are, or under circumstances specified in the Rights Agreement were, beneficially owned by any Acquiring Person will immediately become void.

    The Rights Agreement provides that the purchase price payable, and the number of shares of common stock or other securities or property issuable, upon exercise of the rights will be adjusted to prevent dilution.

    After an Acquiring Person acquires beneficial ownership of 15% or more of the outstanding common stock and before that Acquiring Person acquires 50% or more of the outstanding common stock, the Board of Directors of Sierra Pacific may exchange the rights, partially or completely, at an exchange ratio of one share of common stock per right. This exchange ratio may be adjusted in particular situations. Rights owned by that Acquiring Person which have become void may not be exchanged.

    At any time prior to the earlier of (i) 10 days after an Acquiring Person has acquired beneficial ownership of 15% or more of the outstanding common stock, or (ii) October 31, 2009, Sierra Pacific may redeem the rights in whole at a price of $.01 per right. A partial redemption of rights in that situation is not permitted. Immediately after the Board of Directors orders redemption of the rights, the rights will terminate and the only entitlement of the holders of rights will be to receive the redemption price.

    Until a right is exercised, its holder will have no rights as a stockholder of Sierra Pacific solely as a result of holding the right. The rights will expire on October 31, 2009, unless they have been exercised in connection with a transaction of the type described below or unless Sierra Pacific exchanged or redeemed them earlier in the manner described below. The Board of Directors of Sierra Pacific may decide to extend, amend or terminate the Rights Agreement following October 31, 2009. Any action by the Board of Directors affecting the Rights Agreement will be described in our reports filed with the Securities and Exchange Commission.

                                  UNDERWRITING

    Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., Lehman Brothers Inc. and A.G. Edwards & Sons, Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions described in a purchase agreement among us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally and not jointly have agreed to purchase from us, the number of shares listed opposite their names below.


                                                                NUMBER
UNDERWRITER                                                   OF SHARES
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated......................................
Goldman, Sachs & Co.........................................
Lehman Brothers Inc.........................................
A.G. Edwards & Sons, Inc....................................
Credit Suisse First Boston Corporation......................
Deutsche Banc Alex. Brown Inc...............................
Edward D. Jones & Co., L.P..................................
Legg Mason Wood Walker, Incorporated........................
Neuberger Berman, LLC.......................................
U.S. Bancorp Piper Jaffray Inc..............................
UBS Warburg LLC.............................................
Utendahl Capital Partners, L.P..............................
Wells Fargo Investments, LLC................................
                                                              ----------
          Total.............................................
                                                              ==========


    Subject to the terms and conditions in the purchase agreement, the underwriters have agreed to purchase all the shares of our common stock being sold pursuant to the purchase agreement if any of these shares of our common stock are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

    We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

    The underwriters are offering the shares of our common stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officers' certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS

    The representatives have advised us that the underwriters propose initially to offer the shares of our common stock to the public at the public offering price on the cover page of this prospectus and to dealers at the price less a
concession not in excess of $      per share. The underwriters may allow, and
the dealers may reallow, a discount not in excess of $      per share to other
dealers. After the offering, the public offering price, concession and discount may be changed.

    The following table shows the public offering price, underwriting discount to be paid by us to the underwriters and the proceeds, before expenses, to us. This information assumes either no exercise or full exercise by the underwriters of their over-allotment options.

                                                            PER SHARE   WITHOUT OPTION   WITH OPTION
                                                            ---------   --------------   -----------
Public offering price.....................................      $              $              $
Underwriting discount.....................................      $              $              $
Proceeds, before expenses, to Sierra Pacific..............      $              $              $

    We estimate that the total expenses of this offering, not including the underwriting discount, will be approximately $410,000, which are payable by us.

OVER-ALLOTMENT OPTION

    We have granted an option to the underwriters to purchase up to an aggregate of 2,850,000 additional shares of our common stock at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any over-allotments. If the underwriters exercise this option, each underwriter will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares of our common stock proportionate to that underwriter's initial amount reflected in the above table.


NO SALES OF SIMILAR SECURITIES



    We, together with our executive officers and directors, have agreed, subject to some limited exceptions, not to sell or transfer any shares of our common stock for 90 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, on behalf of the underwriters. Specifically, we, and our executive officers and directors, have agreed not to directly or indirectly:



    - offer, pledge, sell or contract to sell any shares of our common stock;



    - sell any option or contract to purchase any shares of our common stock;



    - purchase any option or contract to sell any shares of our common stock;



    - grant any option, right or warrant for the sale of any shares of our common stock;



    - lend or otherwise dispose of or transfer any shares of our common stock;



    - request or demand that we file a registration statement under the Securities Act of 1933 related to the shares of our common stock; or



    - enter into any swap or other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequences of ownership of any common stock whether any such swap or transaction is to be settled by delivery of common shares or other securities, in cash or otherwise.



    This lockup provision applies to shares of our common stock and to securities convertible into or exchangeable or exercisable for or repayable with shares of our common stock. It also applies to shares of our common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.


LISTING ON THE NEW YORK STOCK EXCHANGE

    The shares of our common stock are listed on the NYSE under the symbol
"SRP."

PRICE STABILIZATION, SHORT POSITIONS AND PENALTY BIDS

    Until the distribution of the shares of our common stock is completed, rules of the Securities and Exchange Commission may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

    If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the representatives may reduce that short position by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

    Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

OTHER RELATIONSHIPS

    Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

                                 LEGAL OPINIONS

    Unless otherwise indicated, certain legal matters will be passed upon for Sierra Pacific by Choate, Hall & Stewart (a partnership including professional corporations), Boston, Massachusetts, counsel to Sierra Pacific. Matters of Nevada law will be passed upon by Woodburn and Wedge, Reno, Nevada. Legal matters in connection with the offered securities will be passed upon for the underwriters by Thelen Reid & Priest LLP, New York, New York. Thelen Reid & Priest LLP also represents Sierra Pacific and its utility subsidiaries in connection with certain federal income tax matters.

                                    EXPERTS

    The consolidated financial statements and the related consolidated financial statement schedule incorporated in this prospectus by reference from Sierra Pacific's Annual Report on Form 10-K for the year ended December 31, 2000 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

    We file reports, proxy statements and other information with the Securities and Exchange Commission. Our Securities and Exchange Commission filings are available over the Internet at the Securities and Exchange Commission's web site at http://www.sec.gov. You may also read and copy any document we file by visiting the Securities and Exchange Commission's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about the public reference rooms. You may also inspect our Securities and Exchange Commission reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

    We have filed a registration statement on Form S-3 with the Securities and Exchange Commission covering the common stock. For further information on Sierra Pacific and the common stock, you should refer to our registration statement and its exhibits. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Because the prospectus may not contain all the information that you may find important, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statement.

                   INCORPORATION OF INFORMATION WE FILE WITH
                     THE SECURITIES AND EXCHANGE COMMISSION

    The Securities and Exchange Commission allows us to incorporate by reference the information we file with them, which means:

    - incorporated documents are considered part of the prospectus;

    - we can disclose important information to you by referring you to those documents; and

    - information that we file with the Securities and Exchange Commission will automatically update and supersede this incorporated information.

    We incorporate by reference the documents listed below which were filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934:

    - our annual report on Form 10-K for the year ended December 31, 2000;


    - our quarterly report on Form 10-Q for the quarter ended March 31, 2001;
      and



    - our quarterly report on Form 10-Q for the quarter ended June 30, 2001.

    We also incorporate by reference each of the following documents that we will file with the Securities and Exchange Commission after the date of this prospectus until this offering is completed or after the date of this initial registration statement and before effectiveness of the registration statement:

    - reports filed under Sections 13(a) and (c) of the Securities Exchange Act of 1934;

    - definitive proxy or information statements filed under Section 14 of the Securities Exchange Act of 1934 in connection with any subsequent stockholders' meeting; and

    - any reports filed under Section 15(d) of the Securities Exchange Act of 1934.

    You should rely only on information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

    You should assume that the information appearing in this prospectus is accurate as of the date of this prospectus only. Our business, financial condition and results of operations may have changed since that date.

    You may request a copy of any filings referred to above (excluding exhibits), at no cost, by contacting us at the following address: Treasurer, Sierra Pacific Resources, P.O. Box 30150 (6100 Neil Road), Reno Nevada 89520-3150, Telephone: (775) 834-5640.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               19,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                                 -------------

                                   PROSPECTUS

                               ------------------

                              MERRILL LYNCH & CO.

                              GOLDMAN, SACHS & CO.

                                LEHMAN BROTHERS

                           A.G. EDWARDS & SONS, INC.

                                August   , 2001

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

    ITEM 16. EXHIBITS


    See Index to Exhibits immediately preceding the Exhibits included as part of this Registration Statement.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3/A and has duly caused this Pre-Effective Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Reno, State of Nevada, on the 9th day of August, 2001.


                                                       SIERRA PACIFIC RESOURCES

                                                       By:          /s/ WALTER M. HIGGINS III
                                                            -----------------------------------------
                                                                      Walter M. Higgins III
                                                              PRESIDENT AND CHIEF EXECUTIVE OFFICER


    Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 2 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                      SIGNATURE                                     TITLE                    DATE
                      ---------                                     -----                    ----
              /s/ WALTER M. HIGGINS III                Chief Executive Officer,         August 9, 2001
     -------------------------------------------       President and Director
                Walter M. Higgins III

                /s/ DENNIS D. SHIFFEL                  Senior Vice President and Chief  August 9, 2001
     -------------------------------------------       Financial Officer
                  Dennis D. Shiffel

                  /s/ JOHN E. BROWN
     -------------------------------------------       Controller                       August 9, 2001
                    John E. Brown

                          *
     -------------------------------------------       Director                         August 9, 2001
                   Edward P. Bliss

                          *
     -------------------------------------------       Director                         August 9, 2001
                  Mary Lee Coleman

                          *
     -------------------------------------------       Director                         August 9, 2001
                 Krestine M. Corbin

                          *
     -------------------------------------------       Director                         August 9, 2001
                   Theodore J. Day

                          *
     -------------------------------------------       Director                         August 9, 2001
                 James R. Donnelley

                          *
     -------------------------------------------       Director                         August 9, 2001
                 Fred D. Gibson Jr.

                          *
     -------------------------------------------       Director                         August 9, 2001
                   Jerry E. Herbst

                          *
     -------------------------------------------       Director                         August 9, 2001
                   James L. Murphy

                          *
     -------------------------------------------       Director                         August 9, 2001
                  John F. O'Reilly

                          *
     -------------------------------------------       Director                         August 9, 2001
                  Dennis E. Wheeler



*By:                 /s/ WILLIAM E. PETERSON
             --------------------------------------                                          August 9, 2001
                        Attorney-in-fact

                                 EXHIBIT INDEX


                        DESCRIPTION
                        -----------
         1.1            Form of Purchase Agreement
         4.1+           Amended and Restated Rights Agreement dated as of February
                        28, 2001 between Sierra Pacific Resources and Wells Fargo
                        Bank Minnesota, N.A., as successor Rights Agent
         5.1            Opinion of Choate, Hall & Stewart
         5.2            Opinion of Woodburn and Wedge
        10.1            Amendment Agreement dated as of August 1, 2001 among Nevada
                        Power Company, Mellon Bank, N.A., First Union National Bank,
                        Wells Fargo Bank, N.A. and the other lenders party thereto.
        10.2            $130,000,000 Credit Agreement dated as of August 1, 2001
                        among Nevada Power Company, Mellon Bank, N.A., BNP Paribas,
                        First Union National Bank and Wells Fargo Bank, N.A. and the
                        other lenders party thereto.
        10.3            Amendment Agreement dated as of August 1, 2001 among Sierra
                        Pacific Power Company, Mellon Bank, N.A., First Union
                        National Bank, Wells Fargo Bank, N.A. and the other lenders party thereto.
        10.4            $130,000,000 Credit Agreement dated as of August 1, 2001
                        among Sierra Pacific Power Company, Mellon Bank, N.A., BNP
                        Paribas, First Union National Bank and Wells Fargo Bank,
                        N.A. and the other lenders party thereto.
        23.1            Consent of Deloitte & Touche LLP
        23.2            Consent of Choate, Hall & Stewart (to be included in Exhibit
                        5.1)
        23.3            Consent of Woodburn and Wedge (to be included in Exhibit
                        5.2)
        24.1+           Powers of Attorney


------------------------


+   Previously filed